EXHIBIT 23.3

DeGolyer and MacNaughton

5001 Spring Valley Road

Suite 800 East

Dallas, Texas 75244

October 16, 2018

Roan Resources LLC

14701 Hertz Quail Springs Pkwy.

Oklahoma City, Oklahoma 73134

Ladies and Gentlemen:

We hereby consent to the use of the name of DeGolyer and MacNaughton, to references to DeGolyer and MacNaughton as an independent petroleum engineering firm, and to the inclusion of information that appears in the Form S-8 to be filed with the United States Securities and Exchange Commission on or about October 8, 2018, which was taken from our reports listed below:

•	Report as of December 31, 2017 on Reserves and Revenue of Certain Properties owned by Linn Operating, Inc.;

•	Report as of December 31, 2016 on Reserves and Revenue of Certain Properties owned by Linn Energy, LLC; and

•	Report as of December 31, 2015 on Reserves and Revenue owned by Linn Energy, LLC.

Very truly yours,

/s/ DeGolyer and MacNaughton
DeGOLYER and MacNAUGHTON Texas Registered Engineering Firm F-716